[ANGELCITI
                                 Entertainment
                                      LOGO]


                              9000 SHERIDAN STREET
                            PEMBROKE PINES, FL 33204
                                PH (800) 346-1697
                               FAX (954) 337-2919
                          E-MAIL: EVELYN@ANGELCITI.COM
                            HTTP://WWW.ANGELCITI.COM


Ms. Beverly Singleton
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE: RESPONSE TO LETTER DATED NOVEMBER 2, 2005

Dear Ms. Singleton:

     Thank you for your letter and suggestions. We welcome any opportunity to make the disclosures in our filings more meaningful, concise and clear. In this regard, we have the following responses to your inquiries.

     1. Per your suggestion, and despite the fact that we believe that the description of our business in the MD&A is sufficient, we intend to revise the MD&A. We do not share your view that our MD&A merely rehashes what appears in the description of business section of the filing, but do acknowledges that there is some repetition. We believe that portions of our MD&A relating to the regulatory risks that may affect our business bear repeating as such risks directly affect our ability to attract new players to our client's website and collect gaming proceeds from players. We will, however, attempt to streamline any repeated disclosure so that the reader may focus on the most potent and salient points and will seek to eliminate information that may serve to detract from a reader's understanding, consistent with the spirit of FRR-72.

     2. We have always distinguished net gaming transactions from our revenues and pointed out that revenues may not increase if gaming transactions improve. We will seek to make this more clear. The disclosure in the footnotes to our financial statements will be consistent with the disclosure contained in the other portions of the filings.

     3. We have consistently described in our filings that our operations and those of entities that we have been dependent on, are susceptible to significant regulatory risks. These regulatory risks emanate from within and without the United States. We believe we have fully described regulatory trends and threats of future regulation in our filings. In our view, the current threats to our industry are related to a player's ability to make payments to an on-line casino. However, we offer, on a supplemental basis, our belief that our industry is surviving the potential effects of such threatened regulation on the processing of gaming transactions. For the foregoing reason, we did not think that a breakdown of revenues in the MD&A would be material to a reader's understanding of trends or risks affecting our business. However, per your suggestion, revenues will now be broken down, in tabular form, into those revenues that are attributable to American players and shall also be presented as a percentage of total revenues.

     4. While we believe we have fully explained and described our operations in our filings, we will explain in greater detail, both in the MD&A and notes to the financial statements, why we are presenting our results as those of a casino even though we are not a casino. In a nutshell, we feel that such disclosures provide the reader with a better understanding as to how we earn revenues and incur expenses.

     5. The shares were issued as collateral in mid December 2004, however, they were not placed in escrow and may be traded by the recipient and thus meet the criteria of FASB Statement 128 Footnote 5(c) which states they are "issued". The "consideration" for the shares at the issuance date in December 2004 is the $300,000 loan receivable to the Company by the lender. Please note that the proceeds were received just after year-end on January 4, 2005. Similar to treatment of a "subscription receivable" the shares are recorded as issued with a subscription receivable debit. Since the shares however had a market value at the issuance date of $.50 per shares based on the quoted trade price, far exceeding the loan amount it was determined to record the total value of such shares, $14,164,000 to account for any future potential "fee" treatment. In substance, the $300,000 loan receivable is inherent in the $14,164,000 deferred amount.

          Although the shares were presented as "issued" they were not treated as outstanding for EPS purposes. However, Under FASB Statement 128 Footnote 5 and paragraph 10 since they are contingently returnable they are not included in Basic earnings per share (not outstanding) until the contingency is resolved. Please note therefore that these 28 million shares were not included in the computation of EPS as of December 31, 2004 or March 31, 2005 per the financial statements footnote 1(M), which we have partially duplicated below:

          In addition, the lender did not have the option to provide that consideration. Without that consideration, the shares would not have been provided to the lender. Also, once the shares were issued, only the Company was in control of repayment of the $300,000 loan and therefore again, consideration was not at the option of the lender. Thus, the shares are considered issued but not outstanding for accounting purposes.

          Financial Statement footnote 1(M) Excerpt

                  "At December 31, 2004, there were 28,328,000 shares of common stock that are considered dilutive securities outstanding. These shares are contingently returnable. The contingent shares are not included in the computation of Basic EPS. In December 2004, the Company issued those 28,328,000 shares in order t obtain a loan (see Notes 10 (B) (ii) and 15)"

     6. The issue here is determining the measurement date to value the shares. Footnote 10 paragraph 3, states that The $0.50 fair value was determined based on the issuance date, which was determined by management to be the measurement date. At the issuance date of the collateral shares on December 7, 2004 the quoted market price was $.50. As an analogy, using EITF 96-18 principles, since the $300,000 loan and the service of providing the loan was the consideration for the shares ( see response to No. 5 above), the counterparty's performance was complete and a measurement date was achieved at the issuance date.

     7. Midas Entertainment, Inc. is a related party since our President, George Gutierrez, is also the President of Midas. Midas is traded only on the pink sheets and our review of such trading volume during 2004 and trades indicated that the stock was very thinly traded, many days at zero volume. Average daily volume was only 925 shares. Out of approximately 24 million shares outstanding in Midas at December 31, 2004 only approximately 1 million were free trading. Angelciti owned 19% or about 4.6 million shares at December 31, 2004, primarily restricted. Therefore, given all the factors including the related party relationship, significant blockage effects, restrictions and the thinly traded activity we did not believe that the Midas shares had a "readily determinable fair value" as indicated in paragraph 3a. of SFAS 115. Paragraph 43 of SFAS 115 also emphasizes that only securities with "readily determinable" fair values may use SFAS 115. If SFAS 115 cannot be applied then the default is APB 18. To use the quoted price would have potentially resulted in a material overstatement of the investment asset. Accordingly, the value was conservatively stated at the original cost basis using the APB 18 method.

     8. Midas Entertainment is a related party. Midas and the company agreed to terminate the loan agreement and then the Company would purchase the shares with the loan and accrued interest due. In substance, the loan was repaid with interest and then 3,600,000 shares were purchased for $306,246. As this is a related party transaction, we believe it would be inappropriate to consider any gain or loss in operations on this transaction;

     9. FNC was a related party. Footnote 12 discloses why no consideration was paid as follows: "In exchange for receiving these services, no cash or non-cash compensation for these services was paid by the Company to FNC since FNC considered that the increase in volume for such transactions for its operations would provide it valuable exposure to certain of FNC's service providers. Ultimately, the increased volume transacted between FNC, and its service providers on behalf of the Company would lead to reduced rates for future services with these providers for the Company, and FNC believes this will serve as fair consideration for this transaction."

          Since a combination of entities under common control combined both companies as if they had operated together since inception, any costs to the Company (and related income to FNC) that would have been recorded, if the Company determined to do so, would have been eliminated in combination for the year ended December 31, 2003 and thus there is no financial statement effect whether costs were recorded or not. Consideration paid for the acquisition of FNC was nominal at $10. During 2003 FNC only had expenses of $2,371 and no revenues.

          We take our obligations under the Securities Exchange Act very seriously and acknowledge our responsibility for the adequacy and accuracy of the disclosures in our filing. Even though we intend to make revisions to our filings, such revisions should not be construed as an admission that the disclosures previously contained in our filings had in any way been insufficient. We further acknowledge that any corrections or revisions that we make will not foreclose the Commission from taking any action against us with respect to our filings and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or others under federal securities laws.

         Please do not hesitate to contact the undersigned if you have any questions or comments.


                                                Very truly yours,



                                                By: /s/ George Gutierrez
                                                    ----------------------------
                                                    George Gutierrez, President